

November 23, 2011

<u>Via E-mail</u>
Mr. Joseph M. Squeri
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road
Suite 410
Reston, VA 20190

  Re: **Comstock Homebuilding Companies, Inc.**
    Form 10-Q for the Fiscal Quarter Ended June 30, 2011
    Filed August 12, 2011
    File No. 1-32375

Dear Mr. Squeri:

  We have reviewed your response letter dated November 9, 2011 and have the following comment.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2011</u>

1. We note your response to comment 5 of our letter dated October 28, 2011. Even though you filed a Form 8-K intending to correct the defective Section 906 certification contained in your Form 10-Q for the June 30, 2011 quarter, a full amendment to that quarterly report is required. Please amend the Form 10-Q for the June 30, 2011 quarter.

  Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing, we may have additional comments.

  You may contact Edward M. Kelly at (202) 551-3728 or Jay E. Ingram at (202) 551-3397 if you have questions regarding this comment.

        Sincerely,

        /s/ John Cash

        John Cash
        Accounting Branch Chief